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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 18 )*

                            AMERADA HESS CORPORATION
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                  023551 10 4
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                                 (CUSIP NUMBER)

Check the following box if a fee is being paid with this statement / /.

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 2 Pages

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                                  SCHEDULE 13G

  ------------------------------                                            ------------------------------
        CUSIP NO. 023551 10 4                                                       PAGE 2 OF 2 PAGES
  ------------------------------                                            ------------------------------
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          1              NAME OF REPORTING PERSON
                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                            Leon Hess
                            S.S. No. ###-##-####
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          2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /     (b) / /
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          3              SEC USE ONLY
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          4              CITIZENSHIP OR PLACE OR ORGANIZATION
                            United States
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      NUMBER OF         5    SOLE VOTING POWER
        SHARES
     BENEFICIALLY            11,830,375
        OWNED       -----------------------------------------------------------------------------
          BY            6    SHARED VOTING POWER
         EACH
      REPORTING              None
        PERSON      -----------------------------------------------------------------------------
         WITH           7    SOLE DISPOSITIVE POWER

                             11,830,375
                    -----------------------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             None
                    -----------------------------------------------------------------------------
          9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON
                             11,830,375  See Notes (1) and (2) of attached Schedule 13G
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          10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                         CERTAIN SHARES*
                              See Note (1) of attached Schedule 13G
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          11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              12.7%
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          12             TYPE OF REPORTING PERSON
                              IN
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

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 4.  OWNERSHIP

(a)    Amount Beneficially Owned:
       11,830,375(1)(2)
(b)    Percent of Class:
       12.7%
(c)    Number of Shares as to which such person has:
       (i)  sole power to vote or to direct the vote                                11,830,375
       (ii)  shared power to vote or to direct the vote
       (iii) sole power to dispose or to direct the disposition of                  11,830,375
       (iv)  shared power to dispose or to direct the disposition of

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 1997
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Date

/s/  Leon Hess
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Signature

Leon Hess Chairman of the Executive Committee and Director of Amerada Hess Corporation
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Name/Title

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NOTES:

(1) Excludes 168,452 shares held by Mr. Hess' wife, as to which Mr. Hess disclaims beneficial ownership. Excludes 107,286 shares held by Capitol Street Corporation, a corporation in which Mr. Hess owns a minority equity interest, and as to which he disclaims beneficial ownership.

(2) Includes 175,218 shares held by five corporations of which Mr. Hess is an officer, director and owner of voting preferred stock having at least 80% of the total voting power of all classes of stock. Also includes 1,982,500 shares held by Hess Foundation, Inc. of which Mr. Hess is a director and 26,186 shares held by five trusts of which Mr. Hess is trustee.

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